FORUM ETF TRUST
Three Canal Plaza, Suite 600
Portland, Maine 04101

                         March 21, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Forum ETF Trust
Initial Registration Statement on Form N-1A

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of Forum ETF Trust (the "Trust"), pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), is the Trust’s initial Registration Statement on Form N-1A, including the exhibits thereto.

Prior to this filing, the Trust transmitted for filing with the Securities and Exchange Commission under the 1940 Act the Trust’s Notification of Registration on Form N-8A.

Please do not hesitate to call me at (207) 347-2076 if you have any questions relating to this filing.

Sincerely,

/s/ Christopher A. Madden
Christopher A. Madden
Vice President and Secretary

Enclosures